Exhibit 2.3

ACTION BY WRITTEN CONSENT OF THE CUSTODIAN OF PLANET RESOURCE RECOVERY, INC.

WHEREAS, pursuant to the ORDER APPOINTING CUSTODIAN, issued by the Eighth Judicial District Court of Clark County, Nevada on August 3, 2020, applicable statutes and Bylaws of this Corporation, it is deemed desirable and in the best interests of this Corporation that the following actions be taken by the Custodian of this Corporation pursuant to this Written Consent:

NOW, THEREFOR BE IT RESOLVED that the undersigned Custodian of this Corporation hereby approve and adopt the following:

CREATION OF SERIES A PREFERRED STOCK

WHEREAS, the Custodian deems it in the best interest of the Corporation to create a Series A Preferred Stock in accordance with the attached Certificate of Designation of the Series A Preferred Stock Pursuant to the Nevada Revised Statutes Law to improve the capitalization of the Corporation, and

WHEREAS, in accordance with the Order Appointing Custodian, the Nevada Corporations Code and the Corporation’s Bylaws, the Corporation may create Series A Preferred Stock with the rights granted by the Certificate of Designation by the written consent of its Custodian.

NOW, THEREFORE, BE IT

RESOLVED, by written consent of the Custodian, that pursuant to the provisions of the Certificate of Incorporation of the Corporation (as such may be amended, modified or restated from time to time) (which authorizes 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”)), and the authority thereby vested in the Board, the rights of the Series D Preferred Stock may be, and hereby are, created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof are as set forth in the attached Certificate of Designation.

RESOLVED, by written consent of the Custodian, that the total authorized shares of the Series D Preferred Stock will be one hundred thousand (100,000) shares.

MANAGEMENT AGREEMENT

WHEREAS, the Custodian has deemed it in the best interests of the Corporation to enter into a Management Agreement for the reinstatement of the Company into good standing and active operation.

WHEREAS, Mina Mar Group, Corp has agreed to pay cash, assume the debt and provide other consideration to the Corporation;

NOW, THEREFORE, BE IT

RESOLVED, that the Corporation shall enter into the attached Management Agreement with Mina Mar Group, Corp;

1

GENERAL RESOLUTIONS

RESOLVED, that any officer of the Corporation is hereby authorized and directed to take or cause to be taken all such further actions, to cause to be executed and delivered all such further agreements, documents, amendments, requests, reports, certificates, and other instruments, in the name and on behalf of the Corporation, and to take all such further action, as such officer executing the same in his or her discretion may consider necessary or appropriate, in order to carry out the intent and purposes of the foregoing resolutions;

FURTHER RESOLVED, that this Consent shall have the same force and effect as a majority vote cast at a special meeting of the Shareholders, duly called, noticed, convened and held in accordance with the law, the Articles of Incorporation, and the Bylaws of the Corporation.

This written consent shall be filed in the Minute Book of this Corporation and become part of the records of this Corporation. This written consent may be signed in counterpart and by fax.

Dated; ________________________________, 2021

CUSTODIAN:

Brandon Dean

BRANDON DEAN

Appointed Custodian June 11, 2020 by the

Eighth Judicial District Court of Clark County, NV

Case No.: A-20-814024-P

Signature:      /s/ Brandon Dean

Email:              bdean1468@gmail.com

2